FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 9, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated May 9, 2008
2.        Press release dated May 9, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: May 9, 2008	By:	/s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By:	/s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 9th 2008

CONVENING NOTICE FOR AGM/EGM

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“2008 AGM”) followed by an extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg-City, Grand-Duchy of Luxembourg, on Tuesday, 27 May 2008 at 4.00 p.m. Central European Time ("CET"), to consider and vote on the following resolutions:

AGM

1. Election of Chairman of the 2008 AGM.

2. To receive the Directors’ Report (Rapport de Gestion) and the Report of the external auditor on the consolidated and parent company (Millicom) accounts at 31 December 2007.

3. To approve the consolidated accounts and the parent company (Millicom) accounts for the year ended 31 December 2007.

4. To allocate the results of the year ended 31 December 2007. On a parent company basis, Millicom generated a profit of USD 662,283,453 for the year ended 31 December 2007. Of this amount, USD 261,658 is proposed to be allocated to the legal reserve in accordance with the requirements of the Luxembourg Law on commercial companies dated 10 August 1915, as amended (the "1915 Law") and USD 402,000,000 is proposed to be allocated against carried-forward losses. Furthermore, an aggregate amount of approximately USD 260,000,000 corresponding to a gross dividend amount of USD 2.40 per share is proposed to be distributed as dividend.

5. To discharge the board of directors of Millicom (the "Board of Directors", each a "Director") for the year ended 31 December 2007.

6. To set the number of Directors at 7 Directors and to (a) re-elect Ms. Donna Cordner, Mr. Daniel Johannesson, Mr. Kent Atkinson, Mr. Michel Massart and Ms. Maria Brunell Livfors as Directors, (b) elect Mr. Allen Sangines-Krause and Mr. Marten Pieters as new Directors, in each case for a term ending on the day of holding of the AGM to take place in 2009 (the "2009 AGM").

7. To elect PricewaterhouseCoopers Sàrl, Luxembourg as the external auditor of Millicom for a term ending on the day of holding of the 2009 AGM.

8. To approve (i) the Directors’ fee-based compensation for the period from the 2008 AGM to the 2009 AGM and share-based compensation for the period from the 2007 AGM to the 2008 AGM and the period from the 2008 AGM to the 2009 AGM, such shares to be issued within Millicom’s authorised share capital exclusively in exchange for the allocation from the premium reserve i.e. for nil consideration from the relevant Directors.

To approve further (ii) an amount of USD 60,000 as cash compensation as proposed by the Nominations Committee in addition to the sum of cash compensation for the period from the 2007 AGM to the AGM of USD 432,500 already approved by the AGM of Millicom held on 29 May 2007 (the "2007 AGM") with such additional amount of USD 60,000 to be split between the Directors who served until the 2008 AGM date in accordance with a key proposal by the Nominations Committee.

9. (a) To authorise the Board of Directors, at any time between 28 May 2008 and the day of the 2009 AGM, provided the required levels of distributable reserves are met by Millicom at that time, to either directly or through a subsidiary or a third party engage in a share repurchase plan of Millicom's shares (the "Share Repurchase Plan") using its available cash reserves in an amount not exceeding the lower of (i) five percent (5%) of Millicom's issued and outstanding share capital as of the date of this AGM (i.e., approximating a maximum of 5,400,000 shares corresponding to USD 8,100,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, in the open market on NASDAQ and OMX Nordic Exchange Stockholm AB, at an acquisition price which may not be less than USD 5 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

(b) To approve the Board of Directors’ decision to give joint authority to Millicom’s Chief Executive Officer and the Chairman of the Board to (i) decide, within the limits of the authorisation set out in (a) above, the timing and conditions of any Millicom's Share Repurchase Plan according to market conditions and (ii) give mandate on behalf of Millicom to one or more designated broker-dealers to implement the Share Repurchase Plan.

(c) To authorise Millicom, at the discretion of the Board of Directors, to (a) in the event the Share Repurchase Plan is done through a subsidiary or a third party, to purchase the bought back Millicom shares from such subsidiary or third party, (b) transfer all or part of the purchased Millicom shares and reduce its shareholders’ equity using either distributable reserves or funds from its share premium account, (c) re-issue all or part of the purchased Millicom shares to employees of the Millicom Group in connection with any existing or future Millicom long-term incentive plan, and/or (d) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries, as the case may be, in accordance with the limits set out in articles 49-2, 49-3, 49-4, 49-5 and 49-6 of the 1915 Law.

10. Miscellaneous.

EGM

I.
To resolve the deletion of the sixth paragraph of Article 21 ("Procedure, Vote") of the articles of association of Millicom (the "Articles") and its replacement by the following sentences: "No quorum is required for a meeting of the ordinary general meeting of the shareholders and resolutions are adopted at such meeting by a simple majority of the votes cast. Unless otherwise required under Luxembourg law, an extraordinary general meeting convened to amend any provisions of the Articles or the withdrawal of the Company's shares from public listing in a going-private transaction, shall not validly deliberate unless at least one half of the share capital is represented and the agenda indicates the proposed amendments to the Articles. If the first of these conditions is not satisfied, a second meeting may be convened, in the manner prescribed by the Articles or by the Law. The second meeting shall validly deliberate regardless of the proportion of the capital represented. At both meetings, resolutions, in order to be adopted, must be adopted by a two-thirds majority of the shareholders present or represented. Copies or extract of the minutes of the meetings of shareholders to be produced in court will be signed by the chairman or by any two Directors".

II.         Miscellaneous.

NOTES REGARDING THE NOTICE

ELECTION OF CHAIRMAN OF THE MEETING (2008 AGM item 1)

The Nomination Committee proposes that the attorney at law (avocat à la Cour), Christian Kremer, be elected Chairman of the 2008 AGM.

ALLOCATION OF THE RESULTS/DIVIDEND PAYMENT (AGM item 4)

At the 2008 AGM, the shareholders of Millicom will vote on the question of whether to authorise the payment of a per share gross cash dividend of USD 2.40 to shareholders in the manner provided in Article 21 and Article 23 of the Articles.

In accordance with Luxembourg income tax law, the payment of dividend to the shareholders holding less than 10% of the share capital will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. A reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in case the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

Eligible Millicom shareholders will receive their dividends in USD (dollars of the United States of America) whereas holders of Swedish Depository Receipts will be paid exclusively in SEK (Swedish crowns) at an USD/SEK exchange rate to be determined between 28 May and 3 June 2008.

Dividend will be paid to shareholders who are registered in the shareholders’ register kept by Millicom, VPC AB or American Stock Transfer & Trust Company (AST) as of Monday, 2 June, 2008.

Payment of dividends is planned for 9 June, 2008. Holders of Swedish Depository Receipts will be paid by electronic transfer to their VPC accounts whereas a dividend check will be sent to all other eligible shareholders.

ELECTION OF THE DIRECTORS (2008 AGM item 6)

The Nominations Committee proposes that, until the 2009 AGM, Ms. Donna Cordner, Mr. Daniel Johannesson, Mr. Michel Massart, Mr. Kent Atkinson and Ms. Maria Brunell Livfors be re-elected as Directors of Millicom and Mr. Allen Sangines-Krause and Mr. Marten Pieters be elected as new Directors of Millicom.

Mr. Marten Pieters, born 1953, was CEO of MSI, which became Celtel International, from 2003 until 2007, nearly two years after its acquisition in early 2005 by MTC Kuwait. During this time, he was a driving force in Celtel’s development as one of the leading pan-African telecommunications operators, serving some 20 million customers in 14 countries.

Previously, from 1989 to 2003, Mr. Pieters worked at KPN where, from 2000, he was a member of the executive management board with specific responsibility for KPN’s Business Solutions Division. Prior to this he was EVP, KPN International Operations, covering Central and Eastern Europe, Asia and the US. Before this he was Commercial, and later Managing Director of a Telecoms district, having joined KPN as Secretary to the Board of
Management.

From 1978 to 1989, Mr. Pieters worked for Royal Smilde Foods, joining as Company Secretary before being promoted to Director of Finance and Strategic Planning. Subsequently, he had two CEO roles heading up Smilde subsidiaries in the Netherlands.

Mr. Pieters has a Law degree from Groningen University, The Netherlands.

Mr. Pieters would qualify as an “independent” Director of Millicom as defined in the NASDAQ Stock Market, Inc.
Marketplace Rules.

Mr. Allen Sangines-Krause, born 1959, has significant investment banking and senior leadership experience in both North and South America and Europe, including Russia and other CIS countries.

Mr. Sangines-Krause was Managing Director at Goldman Sachs until 2007.

Prior to joining Goldman Sachs, Mr. Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., an investment banking boutique which was acquired by Casa de
Bolsa Inverlat in 1991.

Mr. Sangines-Krause is Chairman of Rasaland, a real estate investment fund. He also currently sits on the Board of Directors of Investment AB Kinnevik, a leading Swedish investment company which operates and actively owns a portfolio of businesses in over 60 countries over the last 70 years. Investment AB Kinnevik is a significant shareholder of Millicom. Mr Sangines-Krause is a member of the Council of the Graduate School of Arts and Sciences of Harvard University. He has a Ph.D. in Economics from Harvard University and an undergraduate degree in Economics from Instituto Tecnologico Autonomo de Mexico.

Mr. Sangines-Krause would qualify as an “independent” director of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

ELECTION OF THE AUDITOR (2008 AGM item 7)

The Board of Directors supported by the Audit Committee proposes that PricewaterhouseCoopers Sàrl, Luxembourg, be re-elected as external auditor for a term ending at the 2009 AGM.

DIRECTORS’ FEES (2008 AGM item 8)

The Nominations Committee proposes to the meeting that the fee-based compensation for the seven Directors expected to serve from the 2008 AGM date to be a total of EUR 343.500 for the period from the 2008 AGM to the 2009 AGM and with such total amount to be split between the Directors in accordance with a key proposed by the Nominations Committee.

The share-based compensation in relation to the period from the 2007 AGM to the 2008 AGM will take the form of fully paid-up shares of Millicom common stock to be issued to the six Directors who served until the 2008 AGM date. The number of shares issued to the Chairman will be USD 82,500 divided by the Millicom share closing price on NASDAQ on the 2008 AGM date provided that shares shall not be issued below the par value. The number of shares issued to each of the other five Directors who served until the 2008 AGM date will be USD 50,000 divided by the Millicom share closing price on NASDAQ on the 2008 AGM date provided that shares shall not be issued below the par value. In respect of Directors who did not serve an entire term the share-based compensation will be pro-rated pro rata temporis.

The share-based compensation in relation to the period from the 2008 AGM to the 2009 AGM will take the form of fully paid-up shares of Millicom common stock. The number of shares issued to the Chairman will be USD 82,500 divided by the Millicom share closing price on NASDAQ on the 2008 AGM date provided that shares shall not be issued below the par value. The number of shares issued to each of the six other Directors will be USD 50,000 divided by the Millicom share closing price on NASDAQ on the 2008 AGM date provided that shares shall not be issued below the par value.

SHARE REPURCHASE PLAN (2008 AGM item 9)

The Board of Directors of Millicom proposes to the meeting to approve a Share Repurchase Plan and to authorise the Board of Directors of Millicom, with the option to delegate, to acquire and dispose of the Millicom's shares under the abovementioned Share Repurchase Plan as further detailed below.

a) Objectives:

The Share Repurchase Plan will be carried out for all purposes allowed or which would become authorised by the laws and regulations in force, and in particular the 1915 Law and in accordance with the objectives, conditions, and restrictions as provided by the European Commission Regulation No. 2273/2003 of 22 December 2003.
The purpose of the Share Repurchase Plan will be in particular to reduce the Millicom's share capital (in value or in number of the shares) or to meet obligations arising from any of the following:
(a) debt financial instruments exchangeable into equity instruments;
(b) employee share option programmes or other allocations of shares to employees of the issuer or of an associate company;
(c) consideration for merger and acquisition purposes.
The transactions over the shares under the Share Repurchase Plan may be carried out by any means, on or off the market or by the use of derivative financial instruments, listed on a regulated stock exchange or transacted by mutual agreement subject to all applicable laws and stock exchange regulations.

b) Maximum proportion of the share capital that may be repurchased

- The maximum aggregate number of shares authorised to be purchased is an amount not exceeding the lower of (i) five percent (5%) of Millicom's issued and outstanding share capital as of the date of the

2008 AGM (i.e., approximating a maximum of 5,400,000 shares corresponding to USD 8,100,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis in the open market on NASDAQ and OMX Nordic Exchange Stockholm AB. The nominal value or, in the absence thereof, the accountable par of the acquired shares, including shares previously acquired by Millicom and held by it (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law), and shares acquired by a person acting in his own name but on Millicom's behalf, may not exceed ten percent (10%) of the issued share capital it being specified that (i) such limit applies to a number of shares that shall be, as necessary, adjusted in order to take into account transactions affecting the share capital following the 2008 AGM as further detailed under c) below (ii) that the acquisitions carried out by Millicom may in no event cause it to hold, directly or indirectly, more than ten percent (10%) of the share capital, (iii) the aggregate amount that Millicom may assign to the buyback of its own shares shall be set in accordance with the provisions of the 1915 Law.
- The acquisitions may not have the effect of reducing Millicom's net assets below the amount of the subscribed share capital plus those reserves, which may not be distributed under law or Millicom's Articles.
- Only fully paid-up shares may be included in the transactions.

c) Price and volume considerations

The minimum and maximum purchase prices at which the Company may repurchase respectively its shares to be set at:
- Minimum repurchase price: USD 5
- Maximum repurchase price not to exceed the higher of: (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved. The 2008 AGM grants all powers to the Board of Directors to proceed with unit price adjustments and the maximum number of securities to be acquired in proportion to the variation in the number of shares or their nominal value resulting from possible financial operations by Millicom such as but not limited to capital increase by incorporation of reserves and free allocation of shares or in case of splitting or regrouping of shares et sq.
Any transaction undertaken by Millicom under the Share Repurchase Plan as to price and volume will be undertaken in accordance with all legal requirements, including those of the European Commission Regulation No. 2273/2003 of 22 December 2003 or any accepted market practices as defined under the Directive 2003/6/EC dated 28 January 2003 on insider dealing and market manipulation and recognized by the Swedish competent authority for the purposes of the abovementioned Directive.

d) Duration

Such a Share Repurchase Plan will start no earlier than 28 May 2008, and end no later than at the earliest of (i) the next AGM to take place in 2009, (ii) the moment on which the aggregate value of shares repurchased by Millicom since the start of this Share Repurchase Plan reaches the limits indicated under (b) above; (iii) the moment on which Millicom' shareholding (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law and shares acquired by a person acting in his own name but on Millicom's behalf) reaches 10 per cent of the subscribed share capital in accordance with article 49-2 (1) of the 1915 Law or (iv) within eighteen months as of the date of the 2008 AGM.

The meeting further grants all powers to the Board of Directors with the option of sub-delegation to implement the present authorisation, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorisation. The Board of Directors shall inform the shareholders of any transactions performed in accordance with applicable regulations.

QUORUM AND MAJORITY

There is no quorum of presence requirement for the 2008 AGM. The 2008 AGM agenda items are adopted by a simple majority of the shares present or represented. A quorum of presence of 2/3 of the issued and outstanding share capital is required for purposes of the agenda items relating to the EGM. The EGM agenda items are adopted by a majority of 2/3 of the shares present or represented. In the event the quorum is not reached at the first meeting, the EGM will be reconvened.

OTHER INFORMATION

Millicom’s consolidated accounts and the annual accounts as at and for the year ended 31 December 2007 are available on Millicom’s website (www.millicom.com). The Directors’ Report, the Report of the external auditor, the list of bonds and other Millicom securities making up the portfolio, and the statutory parent company financial statements as at and for the year ended 31 December 2007 will be available from 12 May 2008 at Millicom's registered office and copies available upon request by e-mail to: information@millicom.com.

Participation in the 2008 AGM/EGM is reserved to shareholders who (i) are registered in the shareholders’ register kept by Millicom and/or VPC AB and/or AST as of Thursday, 15 May 2008, and (ii) give notice of their intention to attend the 2008 AGM/EGM by mail or return a duly completed power of attorney form at the following address: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Mr. Lars Swenningson, Corporate Secretary, telephone: + 352 27 759 126, fax: + 352 27 759 353, so that it is received no later than Friday, 23 May 2008, 5:00 p.m. CET. Power of attorney forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom’s registered office, at the above address and contact numbers.

Holders of Swedish Depository Receipts wishing to attend the 2008 AGM/EGM or to be represented at the AGM/EGM by power of attorney have to give notice to, and request a power of attorney form from, Glitnir AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, telephone: + 46 8 463 85 00, and send it duly completed to Glitnir AB at the address indicated above, so that it is received no later than Friday 23 May 2008, 5:00 p.m. CET. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the 2008 AGM/EGM. Such registration must be completed no later than Thursday May 15, 2008. Power of attorney forms for the 2008 AGM/EGM are available on Millicom’s website (www.millicom.com) and on Glitnir’s website (www.glitnir.se).

9 May 2008	The Board of Directors

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls                                                                   Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                 Telephone: +44 (0)20 7321 5010
Investor Relations

Visit our web site at: www.millicom.com

Item 2

PRESS RELEASE
New York and Stockholm – May 9, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM PROPOSES NEW BOARD DIRECTORS

New York and Stockholm – May 9, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that ahead of the Annual General Meeting on May 27, 2008, the Nomination Committee proposes to re-elect Mr Kent Atkinson, Ms Mia Brunell Livfors, Ms Donna Cordner, Mr Daniel Johannesson and Mr Michel Massart as Non-Executive Directors and to elect Mr Allen Sangines-Krause and Mr Marten Pieters as new Non-Executive Directors of the Company. The Committee also proposes to re-elect Mr Daniel Johannesson as Non-Executive Chairman of the Board of Directors.

Mr Marten Pieters was CEO of MSI, which became Celtel, from 2003 through its acquisition by MTC in early 2007. During this time, he was a driving force in Celtel’s development as one of the leading pan-African telecommunications operators, serving some 20 million customers in 14 countries. Previously, from 1989 to 2003, Mr Pieters worked at KPN where, from 2000, he was a member of the executive management board of KPN Telecom with specific responsibility for KPN’s Business Solutions Division. Prior to this he was EVP, KPN International Operations, covering Central and Eastern Europe, Asia and the US. Before this he was Managing Director of two Telecoms districts, having joined KPN as Secretary to the Board of Management. Before starting his career in telecommunications, Mr Pieters worked for 11 years at Royal Smilde Foods as Director of Finance and Strategic Planning and eventually as CEO in the Netherlands. He has a Law degree from Groningen University, The Netherlands.

Mr Allen Sangines-Krause worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from COO for Latin America based in Mexico City and New York and most recently as Managing Director out of London. Prior to joining Goldman Sachs, Mr Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991. Mr Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund. He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University. He has a Ph.D. in Economics from Harvard University and an undergraduate degree in Economics from Instituto Tecnologico Autonomo de Mexico. While at Harvard, he was economic advisor to the Bolivian President for three years, focused on successfully reducing hyperinflation from some 20,000% to single digit levels.

Millicom Chairman, Mr Daniel Johannesson, commented: “I am delighted to propose Mr Sangines- Krause and Mr Pieters to the Board of Directors of Millicom. Mr Sangines-Krause has significant investment banking experience in both Central and South America and Europe, having spent many years living and working throughout Latin America, which continues to be an extremely important region for Millicom’s development. He already has a thorough understanding of the strategic direction of Millicom from his non-executive director role at Investment AB Kinnevik. Mr Pieters has tremendous experience from the telecommunications sector, having worked at both KPN in Europe and most recently as CEO of Celtel in Africa. Africa remains an important focus area for Millicom’s future growth. I have no doubt that both proposed Directors’ expertise will be instrumental to Millicom in the future.”

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Daniel Johannesson                                                      Telephone: +352 27 759 327
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                   Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com